O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4415
August 31, 2007
VIA EDGAR AND E-MAIL
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Kristin Lochhead

Dear Sirs/Mesdames:

RE:	SEARCHLIGHT MINERALS CORP. (the “Company”)
	-	File Number 333-132929
	-	Registration Statement on Form SB-2 originally filed April 3, 2006,
	-	Amendment 1 filed April 26, 2006,
	-	Amendment 2 filed October 30, 2006, and
	-	Amendment 3 filed June 15, 2007

Further to our verbal and e-mail correspondence respecting the above noted comment letter dated July 17, 2007 regarding the Company’s SB-2 filing (the “Comment Letter”), we provide below, based on information provided to us by the Company and its auditors, a preliminary response to comments 38, 39, 53, 54, 56, 61 of the Comment Letter in advance of our proposed conference call with you on September 4, 2007.

NOTE 1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES, PAGE F-9 HISTORY

38.

REFER TO PRIOR COMMENT 49 IN YOUR LETTER DATED NOVEMBER 27, 2006. IT APPEARS THAT THE FORMER BIOTECH BUSINESS WAS A COMPONENT OF THE ENTITY SINCE THAT WAS YOUR ONLY OPERATION PRIOR TO REORGANIZING INTO A MINERAL EXPLORATION COMPANY. IT IS UNCLEAR HOW PARAGRAPH 10 OF SFAS 131 APPLIES OR HOW ONLY HAVING ONE ACTIVITY IMPACTS THE ANALYSIS. PLEASE REVISE TO REPORT THE BIOTECH RESEARCH AND DEVELOPMENT COMPANY AS A DISCONTINUED OPERATION.

The Company proposes to prospectively amend the presentation of the inception to date column in the Company’s financial statements in future periodic filings to reflect the pre-2005 activities as discontinued operations.

NOTE 3. MINING CLAIMS, PAGE F-15

39.

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 50 IN OUR LETTER DATED NOVEMBER 27, 2006. REGARDING THE ACQUISITION OF MINING CONCESSIONS IN SEARCHLIGHT, NEVADA, WE STILL DO NOT UNDERSTAND THE BASIS FOR VALUING THE COST OF THE ACQUISITION BASED ON $2,000 PER CLAIM (AN AGREED UPON PRICE). WE NOTE THAT YOUR STOCK APPEARS TO HAVE BEEN THINLY TRADED AT THE TIME OF THE ACQUISITION AND THAT PARAGRAPH 6 OF SFAS 141 STATES THAT MEASUREMENT SHOULD BE BASED ON THE FAIR VALUE OF THE CONSIDERATION GIVEN OR THE FAIR VALUE OF THE ASSET ACQUIRED, WHICHEVER IS MORE CLEARLY EVIDENT AND, THUS, MORE RELIABLY MEASURABLE. HOWEVER, WE DO NOT SEE HOW AN AGREED UPON PRICE BETWEEN THE BUYER AND SELLER IS AN OBJECTIVE DETERMINATION OF THE FAIR VALUE OF THE ASSET ACQUIRED. WE REFERENCE PARAGRAPH 23 OF SFAS 141 WHICH STATES THAT BOTH THE NET ASSETS RECEIVED, INCLUDING GOODWILL, AND THE EXTENT OF ANY ADJUSTMENT OF THE QUOTED MARKET PRICE OF THE SHARES ISSUED SHALL BE WEIGHED TO DETERMINE THE AMOUNT TO BE RECORDED. ALL ASPECTS OF

Canadian Affiliate:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Kristin Lochhead
August 31, 2007

THE ACQUISITION, INCLUDING THE NEGOTIATIONS, SHALL BE STUDIED, AND INDEPENDENT APPRAISALS MAY BE USED AS AN AID IN DETERMINING THE FAIR VALUE OF SECURITIES ISSUED. PLEASE PROVIDE EVIDENCE THAT THE AGREED UPON VALUE OF THE MINING CONCESSIONS IS THE FAIR VALUE AND SUPPORT HOW THIS WAS RECORDED IN ACCORDANCE WITH THE ACCOUNTING LITERATURE OR REVISE TO RECORD THE PURCHASE PRICE BASED UPON A MORE OBJECTIVE MEASURE OF FAIR VALUE OF THE CONSIDERATION GIVEN OR THE FAIR VALUE OF THE ASSET ACQUIRED, WHICHEVER IS MORE CLEARLY EVIDENT AND RELIABLY MEASUREABLE. PLEASE REVISE DISCLOSURES TO CLARIFY YOUR ACCOUNTING TREATMENT.

The quoted market price of the shares issued by the Company to acquire the Searchlight Claims was not considered reflective of the fair value of the equity securities of the Company at the time of the transaction. Prior to the acquisition of the Searchlight Claims the assets of the Company were minimal. This is reflected in the December 31, 2004 audited financial statements showing total assets of $1,644 ($27,232 as at June 30, 2005) and total liabilities of $1,685,661 ($1,452,831 as at June 30, 2005). Furthermore, the Company’s shares were thinly traded at the time of the transaction. FAS 141 paragraphs 6 and 22 refer to using a valuation that is “most clearly evident” to determine the fair value of the consideration for a transaction if the consideration given is not in the form of cash. Also, paragraph 23 of FAS 141 refers to the fact that if the quoted market price is not the equity value of the securities the consideration received shall be estimated based upon all aspects of the acquisition.

53.

PLEASE REVISE TO CLARIFY HOW THE VALUE ALLOCATED TO THE CLARKDALE SLAG PROJECT OF $111 MILLION WAS DETERMINED. THE BASIS FOR THE STATEMENT THAT THE PROJECT WAS VALUED BASED ON “THE OVERALL CONSIDERATION GIVEN” IS NOT CLEAR. PLEASE TELL US HOW YOU COMPLIED WITH THE REQUIREMENTS OF PARAGRAPH 6 OF SFAS 141 WHICH STATES THAT MEASUREMENT SHOULD BE BASED ON THE FAIR VALUE OF THE CONSIDERATION GIVEN OR THE FAIR VALUE OF THE ASSET ACQUIRED, WHICHEVER IS MORE CLEARLY EVIDENT AND, THUS, MORE RELIABLY MEASUREABLE. WE ALSO REFERENCE PARAGRAPH 37(f) OF SFAS 141 WHICH STATES THAT LAND, NATURAL RESOURCES SHOULD BE RECORDED AT THE APPRAISED VALUES. IN ADDITION, TELL US HOW YOUR ACCOUNTING COMPLIES WITH EITF 04-03 AND HOW YOU CONSIDERED THE FACT THAT THE ECONOMIC FEASIBILITY OF THE PROJECT HAS NOT BEEN DETERMINED AS INDICATED ON PAGE 47. CLARIFY HOW YOU DETERMINED “ECONOMIC VALUE”, WHICH CONSIDERS THE ESTIMATED COSTS OF THE SLAG PROJECT. ADDITIONALLY, PLEASE TELL US THE NATURE OF THE ASSET RECORDED AS “CLARKDALE SLAG PROJECT.”

The stock of the company had sufficient trading history and private placement funding to support using share value as measurement of fair market value of the transaction as discussed in FAS 141 Para 6 and 22. The consideration of the Clarkdale slag project was considered best reflected in the stock and cash consideration and deferred tax liability assumed for the purchase transaction. In reference to FAS 141 Para 37(f), purchase price was first allocated to appraised values of land and real estate with the remainder of the purchase price allocated to the mineral asset which was the prime purpose of the acquisition. The Company believes purchase price allocated to the mineral asset is well supported with value beyond proven and probable reserves (VBPP) as referred to in EITF 04-3.

54.	TELL US HOW YOU HAVE ASSESSED THE POSSIBLE IMPAIRMENT OF THE CLARKDALE SLAG PROJECT IN ACCORDANCE WITH THE REQUIREMENTS OF SFAS 144. TELL US HOW YOU CONSIDERED EITF 04-03 IN YOUR ANALYSIS.

The Company and its auditors intend to discuss this item during the conference call.

56.	PLEASE TELL US THE ACCOUNTING BASIS FOR THE RECLASSIFICATION OF THE $690,000 JOINT VENTURE ASSET THAT WAS PREVIOUSLY CAPITALIZED TO THE CLARKDALE SLAG PROJECT ASSET.

The Company capitalizes acquisition and option costs of mineral property rights. The Company originally capitalized the cost of the option to acquire an interest in the Clarkdale slag project. Upon completion of the acquisition of the Clarkdale Slag Project, the original option costs are included in the total acquisition cost of the Clarkdale Slag Project.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Kristin Lochhead
August 31, 2007

FORM 8-K DATED FEBRUARY 15, 2007

PRO FORMA FINANCIAL STATEMENTS OF SEARCHLIGHT MINERALS CORP. AS OF DECEMBER 31, 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2006

61.	PLEASE REVISE TO DISCLOSE THE FOLLOWING, AS REQUIRED BY ARTICLE 11 OF REGULATION S-X:

	•	PROVIDE A SCHEDULE SHOWING THE CALCULATION OF PURCHASE PRICE, INCLUDING HOW YOU DETERMINED THE VALUE ASSIGNED TO NON-CASH CONSIDERATION WITH REFERENCE TO THE GAAP LITERATURE YOU RELIED ON;

	•	DISCLOSE ANY CONTINGENT CONSIDERATION, WHY THE AMOUNTS HAVE NOT BEEN RECORDED IN THE CALCULATION OF TOTAL PURCHASE PRICE, AND THE POTENTIAL IMPACT OF CONTINGENT CONSIDERATION ON FUTURE EARNINGS;

	•	CLARIFY HOW YOU DETERMINED THE PURCHASE PRICE ALLOCATION AND THE BASIS FOR THE SIGNIFICANT AMOUNTS ALLOCATED TO THE CLARKDALE SLAG PROJECT;

	•	DISCLOSE THE NATURE OF THE MONTHLY PAYMENTS INCLUDED IN THE PURCHASE PRICE AND HOW THESE AMOUNTS WERE DETERMINED;

	•	DISCLOSE THE NATURE OF THE $33 MILLION DEFERRED INCOME TAX LIABILITY, HOW THIS AMOUNT WAS DETERMINED AND WHY THIS IS PART OF THE PURCHASE PRICE;

	•	CLARIFY YOUR ACCOUNTING FOR THE $3.5 MILLION “PRIORITY DISTRIBUTION”;

	•	DISCLOSE THE EXPECTED USEFUL LIVES OR AMORTIZATION PERIODS OF SIGNIFICANT ASSETS ACQUIRED IN THE BUSINESS COMBINATION.

	•	DISCLOSE THE NATURE AND ACCOUNTING FOR THE LIABILITIES INCURRED IN THE PURCHASE TRANSACTION IN NOTE H;

	•	DISCLOSE HOW THE FAIR VALUE OF THE ASSETS ACQUIRED WAS DETERMINED IN NOTE F.

	•	PLEASE TELL US WHY THERE ARE NO PRO FORMA ADJUSTMENTS IN THE PRO FORMA STATEMENT OF OPERATIONS.

The Company would like to discuss this comment at the conference call in the context of the Company’s response to the preceding comments.

Yours truly,

"Conrad Y. Nest"

CONRAD Y. NEST

CYN/dml

cc:              Searchlight Minerals Corp.

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